F. ROBBE INTERNATIONAL
ATTORNEYS AT LAW
19200 Von Karman Avenue, Suite 350
Irvine, California 92612
Telephone: 949-798-7220 Telefax: 949-798-7278

October 6, 2006

Re:	Along Mobile Technologies, Inc. Registration Statement on Form SB-2 Filed September 15, 2006 File No. 333-137363	SENT VIA TELEFAX 202-772-9210

Dear Ms. Gowetski:

Pursuant to your letter dated September 26, 2006, we have amended the Registration Statement on Form SB-2 as follows:

1.	Please update your Item 512(a) undertaking in accordance with the amendments thereto that became effective as of December 1, 2005. Please refer to page 78 of the Form SB-2.

2.	Please revise to update the address of the SEC public reference room to 100 F Street, N.E., Room 1580, Washington, D.C. 20549 Please refer to page 49 of the Form SB-2

3.
We note your Edgar contact is listed as Dana Swett, Global Filings, LLC. Please update your Edgar contact as we were unable to reach this contact at the number provided.

Our EDGAR contact is as follows:

Vintage Filings, LLC
150 West 46th Street
New York, New York 10036
Telephone: 212-730-4302

4.	Please revise to specify your chief accounting officer. Please refer to pages 22-23 and page 79.

If you should have any questions or comments, please do not hesitate to contact us at 949-798-7220.

Sincerely,

/s/ Fletcher A. Robbe, Esq.